FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Asset Backed Pass Through Certificates

<u>Park Place Securities, Inc.</u>	<u>0001328436</u>
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
<u>Form 8-K, June 14, 2005, Series 2005-WHQ3</u>	<u>333-121784-06</u>

Name of Person Filing the Document
(If Other than the Registrant)



05058192



SEC MAIL PROCESSING
RECEIVED
JUN 16 2005
WASH. D.C.
SECTION
183

PROCESSED
JUN 20 2005
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:

AMERIQUEST MORTGAGE SECURITIES INC.

By:_____

Name:

Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

LOANID, BORRID, PROPTYPE, SFRATTACH, LTYPE, GRADE, PREPAYT, PTERM, LTV, CLTV, ORBGRATE, RATE, FPDATE, MTDATE, ORIGPAN, INDDATE, ORBGBAL, SCHEDBAL1, PURPOSE, OWNOCC, INDEX, NRADATE, NPADATE, MARGIN, MINRATE, MAXRATE, DOC, MAXRATE, ORIGPAN, APPVAL, SALESPR, BLKCODE, PREPAYC, GROUP, PM, ATERM, OTERM, FRACAP, PERIOTIC, RPTEO, MIPREMIUM



ALOANID BRWFICO PROPTYPE UNTYPE GRADE PREPAYT RTERM LTV CLTV ORGRATE RATE PFDATE MTDATE ORIGPAM ORGBAL SCHEDBAL1 PURPOSE OWNOCC INDEX NRADATE NPADATE MARGIN MINRATE MAXRATE DOC ORIGDAT APPVAL SALESPR BLNCODE PREPAYC GROUP PM ATERM OTERM FRACAP PERIDIC/APP/ICO MPREMIUM

